Exhibit (a)(1)(F)

FORM OF EMAIL

CONFIRMING RECEIPT OF ELECTION FORM

From: AWARE, INC.

Re:	Confirmation of Receipt of Election Form

This message confirms that Aware, Inc. (“Aware,” “we,” “us,” “our” or the “Company”) has received your Election Form. This confirmation should not, however, be construed to imply that the Election Form you submitted has been properly completed or signed or that we have accepted any of your Eligible Option(s) for exchange.

If your Election Form has been properly completed and signed, and all eligibility requirements are met, we expect to accept the Eligible Option(s) you have elected to exchange and to grant you New Option(s) promptly following the completion date of the Offer to Exchange, which we expect to be February 20, 2024, subject to the terms and conditions of the Offer to Exchange. If you do not deliver a signed Notice of Withdrawal before the Expiration Time, we will provide you with a confirmation letter promptly following the completion date of the Offer to Exchange, which we expect to be February 20, 2024, confirming that your Eligible Option(s) have been accepted for exchange. In addition, we will separately provide you with stock option agreements for your New Option(s).

Your Election Form may be changed or withdrawn by subsequently delivering a new, properly completed and signed Election Form or Notice of Withdrawal at any time before 11:59 P.M., New York City time, on February 20, 2024, unless the Offer to Exchange is extended.

You should direct questions about the Offer to Exchange, or requests for assistance (including requests for additional or paper copies of the Offer to Exchange, Election Form, Notice of Withdrawal or any other documents relating to the Offer to Exchange) to Lindsey Savarino, the Company’s Senior Director, Human Resources.

Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer to Exchange Certain Outstanding Stock Options for New Options Under Aware’s 2023 Equity and Incentive Plan, dated January 19, 2024.

This notice does not constitute an offer. The full terms of the Offer to Exchange are described in the Schedule TO-I and accompanying documents, which you may access on our website at www.aware.com or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer Documents.